Exhibit (a)(5)

Form of Advertisement

Published January 20, 2010 in Investor’s Business Daily

This announcement is neither an offer to buy nor a solicitation of an offer to sell Shares.  The Offer is being made solely by the Offer to Purchase being sent to shareholders of record and is not being made to, and tenders will not be accepted from or on behalf of, shareholders in any state of the United States in which the making of the Offer is prohibited pursuant to any valid state statute.

NOTICE OF OFFER TO PURCHASE FOR CASH

UP TO 24,222,750 SHARES OF COMMON STOCK
OF
WELLS REAL ESTATE INVESTMENT TRUST II, INC.
(the “Corporation”)
AT A PRICE OF $3.00 PER SHARE
by:
MIRELF III REIT INVESTMENTS II, LLC,
 (the “Purchaser”)

MIRELF III REIT Investments II, LLC, a Delaware limited liability company (the “Purchaser”), is offering to purchase for cash up to 24,222,750 shares of common stock (“Shares”) of the Corporation, at a price of $3.00 per Share, upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase and in the related Letter of Transmittal and Transfer & Assignment of Shares Form (which together constitute the “Offer”).

The sole managing member of the Purchaser is Madison International Real Estate Liquidity Fund III REIT, a Maryland Real Estate Investment Trust (the “Manager”).  The Manager is majority owned by Madison International Real Estate Liquidity Fund III, LP, a Delaware limited partnership (the “Fund”).  Madison International Holdings III, LLC, a Delaware limited liability company (the “General Partner”), is the sole general partner of the Fund.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., EASTERN TIME, ON MARCH 10, 2010, UNLESS THE OFFER IS EXTENDED.

The Purchaser intends to fund the purchase price through contributions made by the Fund, which in turn will be funded out of the Fund’s current working capital and binding capital commitments.  The Offer is not made for the purpose of acquiring or influencing control of the business of the issuer.  The Offer will expire at 11:59 p.m., Eastern Time on March 10, 2010, unless and until the Purchaser, in its sole discretion, shall have extended the period of time for which the Offer is open (such date and time, as extended, the “Expiration Date”).  The Purchaser does not presently intend to provide a subsequent offering period of three to 20 business days following the expiration of the Offer but reserves the right to do so.  Subject to applicable rules and regulations of the Securities and Exchange Commission, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offer by giving oral or written notice of the extension to MIRELF III Investment Processing, LLC (the “Depositary”) and issuing a press release announcing the extension.  During any such extension, all Shares previously tendered will remain subject to the terms of the Offer, including the right of a tendering shareholder to withdraw the shareholder's previously tendered Shares. If the Purchaser makes a material change in the terms of the Offer, or if it waives a material condition to the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m, New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that any material change in the information published, sent or given to stockholders in connection with the Offer be promptly disseminated to stockholders in a manner reasonably designed to inform shareholders of such change) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service (or such other media outlet or outlets as it deems prudent).

For purposes of the Offer, a “business day” means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through midnight, Eastern Time.  In all cases payment for the Shares purchased pursuant to the Offer will be made only after timely receipt of each of the Letter of Transmittal and Transfer & Assignment of Shares Form, properly completed and duly executed, with any other documents required by such Letter of Transmittal and Transfer & Assignment of Shares Form.  Under no circumstances will interest on the Offer price be paid by the Purchaser, regardless of any extension of the Offer or any delay in payment for tendered Shares.

Tenders of Shares made pursuant to the Offer are irrevocable, except that shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending to the Depositary a written, notarized notice of withdrawal, via certified mail, identifying the name of the owner who tendered Shares to be withdrawn, signed by the same owner and in the same manner as the Letter of Transmittal tendering the Shares to be withdrawn.  In addition, tendered Shares may be withdrawn at any time on or after March 21, 2010, unless the tender has theretofore been accepted for payment as provided above.  If a subsequent offering period is provided, there will be no withdrawal rights during that period.  If tendering shareholders tender more than the number of Shares that the Purchaser seeks to purchase pursuant to the Offer for those Shares, the Purchaser will take into account the number of Shares so tendered and will accept for payment and pay for as nearly as may be pro rata, disregarding fractions, according to the number of Shares tendered by each tendering shareholder during the period in which the Offer remains open.  The terms of the Offer are more fully set forth in the Offer to Purchase, copies of which are available from the Purchaser at the Purchaser's expense.  The Offer to Purchase contains additional terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act, which are incorporated herein by reference.  The Offer to Purchase and the related tender offer documents contain important information which should be read carefully before any decision is made with respect to the Offer.

The Offer to Purchase and other related tender offer documents may be obtained by written request to the Purchaser or as set forth below.  A request has been made by the Purchaser to the Corporation pursuant to Rule 14d-5 under the Exchange Act for the use of its list of shareholders for the purpose of disseminating the Offer to shareholders.  Upon compliance by the Corporation with such request and Rule 14d-5, the Offer to Purchase and other related tender offer documents and, if required, other relevant materials will be mailed at the Purchaser’s expense to record holders of Shares, brokers, banks and similar persons whose names appear or whose nominee appears on the list of shareholders, or persons who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For more information about the Offer or to get additional copies of the Offer to Purchase, the Letter of Transmittal, the Transfer & Assignment of Shares Form or other documents, please call the Purchaser’s Information Agent, Laurel Hill Advisory Group, at the following toll-free number:  (888) 742-1305.

January 20, 2010